Exhibit 99.1

Fiscal Q3 2012 WNS (Holdings) Limited

WNS Announces Third Quarter Fiscal 2012 Earnings

Highlights:

GAAP Financials1

•	Q3 revenue of $117.2 million, down 23.2% from the corresponding quarter last year (primarily due to change in accounting for repair payments)[2] and flat sequentially

•	Q3 profit of $4.0 million, compared to profit of $9.0 million in the corresponding quarter last year and profit of $3.4 million sequentially

•	Q3 diluted earnings per ADS of $0.09, compared to diluted earnings per ADS of $0.20 in the corresponding quarter last year and diluted earnings per ADS of $0.08 sequentially

Non-GAAP Financial Measures*

•	Q3 revenue less repair payments[3] of $97.2 million, up 4.9% from the corresponding quarter last year and down 3.0% sequentially

•	Q3 ANI[4] of $12.1 million, compared to $18.0 million in the corresponding quarter last year and $12.0 million sequentially

•	Q3 adjusted diluted net income per ADS of $0.27, compared to $0.40 in the corresponding quarter last year and $0.26 sequentially

Operations Update

•	Added 3 new clients in the quarter, expanded 9 existing relationships

•	Days sales outstanding (DSO) at 36 days

•	Global headcount of 22,697 as of December 31, 2011

NEW YORK, NY and MUMBAI, INDIA, January 18, 2012 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced results for the fiscal third quarter 2012 ended December 31, 2011.

“During the third quarter, WNS continued to make progress on our key investment programs designed to enhance our competitive positioning and long-term revenue growth potential,” said Keshav Murugesh, WNS Group Chief Executive Officer. “From a sales perspective, the new business pipeline remains healthy. Additionally, WNS was successful in closing a new strategic insurance account, an opportunity which I have mentioned on our past few earnings calls. WNS also signed new partnerships and alliances during the quarter that will allow us to expand and enhance our offerings and deliver services from new geographies.

As anticipated, revenue less repair payments reduced sequentially during the third quarter as a result of the depreciation in the British pound versus the US dollar and the impact of seasonal volume reductions in our Travel vertical. While unfavorable exchange rates created revenue headwinds, depreciation in the Indian rupee versus the US dollar favorably impacted operating costs and allowed WNS to expand margins during the quarter.

In the past quarter, the uncertain and volatile macroeconomic outlook has resulted in near-term behaviour changes for some WNS clients and prospects. While some clients are viewing this environment as an opportunity to engage and accelerate cost reduction initiatives, other clients have experienced business challenges and strategic changes which are impacting volumes with WNS. Most of our client’s calendar 2012 budgets are expected to be finalized in the next month, which should provide additional clarity with respect to strategic plans and business volumes for fiscal 2013. The company remains focused on our key investment programs and strategic initiatives, and we believe that WNS is well positioned to drive long-term, sustainable value for all of our key stakeholders.”

[1]	GAAP refers to International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB).
[2]	Refer to the press release dated 21st July, 2011 explaining the change in accounting for repair payments.
[3]

Payments to repair centers, and therefore a difference between revenue and revenue less repair payments, only applies to the Auto Claims business. For all other businesses, revenue less repair payments is the same as revenue.

[4]	Profit under IFRS excluding amortization of intangible assets and share-based compensation expense.
*

These are non-GAAP financial measures. Reconciliation of non-GAAP financial measures to GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures” below.

Fiscal Q3 2012 WNS (Holdings) Limited

Fiscal Third Quarter 2012 Financial Results

All discussions below refer to non-GAAP financial measures. The financial information in this release is focused on non-GAAP financial measures as we believe that this is a true representation of our operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures” below. A discussion of our GAAP measures will be contained in our Management’s Discussion and Analysis of Financial Condition and Results of Operations accompanying our third fiscal quarter 2012 financial statements to be submitted to the SEC under a report on Form 6-K shortly.

Revenue less repair payments for the fiscal third quarter 2012 increased 4.9 percent to $97.2 million, compared to $92.7 million in the prior fiscal year period, and decreased sequentially 3.0 percent from $100.2 million. The increase compared to prior year period was primarily due to higher volumes in the Travel & Leisure, Insurance, Consulting and Professional Services, Healthcare and Diversified verticals. The sequential decrease for the fiscal third quarter was driven by seasonality in the Travel & Leisure vertical, volume reductions with a large Insurance client, and a weaker British pound.

Adjusted gross profit excluding share based compensation expense, as a percentage of revenue less repair payments, was 36.3 percent in the fiscal third quarter 2012, compared to 34.3 percent in the prior fiscal year period, and 32.8 percent sequentially. The increase in adjusted gross profit compared to the prior year period was primarily due to higher revenue and a weaker Indian Rupee. The sequential improvement was primarily due to the impact of currency, as the Indian rupee depreciated versus the US dollar during the third quarter.

Adjusted selling and marketing (S&M) expenses excluding share based compensation expense, as a percentage of revenue less repair payments, was 6.6 percent in the fiscal third quarter 2012, compared to 6.5 percent in the prior fiscal year period and 6.9 percent last quarter. The sequential reduction was primarily the result of currency favorability. WNS anticipates maintaining a consistent level of investment on a percentage basis in support of its growth strategies.

Adjusted general and administrative (G&A) expenses excluding share based compensation expense, as a percentage of revenue less repair payments was 12.0 percent in the fiscal third quarter 2012, compared to 14.2 percent in the prior fiscal year period and 12.3 percent sequentially. The decrease compared to the prior fiscal year was primarily the result of rupee depreciation, cost optimization in support functions and better operating leverage. Sequential improvement was largely the result of currency favorability.

Adjusted operating profit excluding amortization of intangible assets and share based compensation, as a percentage of revenue less repair payments, was 16.7 percent in the fiscal third quarter 2012, compared to 20.2 percent in the prior fiscal year period and 15.4 percent sequentially.

Adjusted net income (ANI) for the fiscal third quarter 2012 was $12.1 million or $0.27 adjusted diluted income per ADS, compared to $18.0 million or $0.40 adjusted diluted income per ADS in the prior fiscal year period and $12.0 million or $0.26 adjusted diluted income per ADS sequentially. Adjusted net income for the third quarter 2012 decreased compared with the prior year period due to wage increases, the impact of IFRS hedge accounting, and a higher tax rate associated with tax holiday expirations. Sequentially, depreciation in the Indian rupee versus the US dollar offset lower revenue less repair payments and a higher effective tax rate.

From a balance sheet perspective, WNS ended the fiscal third quarter with $23.3 million in cash and an additional $11.4 million in bank deposits and marketable securities. Days sales outstanding for the third quarter was 36 days, as compared to 35 days in the prior quarter. WNS also made a scheduled repayment of $30 million on its term loan on January 9, 2012.

Fiscal Q3 2012 WNS (Holdings) Limited

Fiscal 2012 Guidance

WNS updates its guidance for the fiscal year ending March 31, 2012 as follows:

•	Revenue less repair payments is expected to be between $391 million and $393 million. This assumes an average GBP to USD exchange rate of 1.55 for the fiscal fourth quarter of 2012.

•	Adjusted net income is expected to range between $45 million and $47 million. This assumes an average USD to INR exchange rate of 52.0 for the fiscal fourth quarter of 2012.

“We have narrowed our fiscal 2012 guidance range based on current revenue visibility levels and exchange rates. The company remains focused on our key investment initiatives, and on improving our overall financial strength and competitive positioning,” said Alok Misra, WNS Group Chief Financial Officer.

Conference Call

WNS will host a conference call on January 18, 2012 at 8:00 am (Eastern) to discuss the company’s quarterly results. To participate in the call, please use the following details: +1-800-659-2037; international dial-in +1-617-614-2713; participant passcode 27043617. A replay will be available for one week following the call at +1-888-286-8010; international dial-in +1-617-801-6888; passcode 64158783, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process outsourcing company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics and Healthcare and Utilities. WNS delivers an entire spectrum of business process outsourcing services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. WNS has over 22,000 professionals across 25 delivery centers worldwide including Costa Rica, India, Philippines, Romania, Sri Lanka and United Kingdom. For more information, visit www.wns.com.

About Non-GAAP Financial Measures

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. In the auto claims segment, which includes WNS Assistance and Accidents Happen Assistance Limited, WNS provides claims-handling and accident-management services, in which it arranges for automobile repairs through a network of third-party repair centers. In its accident-management services, WNS acts as the principal in dealings with certain third-party repair centers and clients.

Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. In order to provide accident-management services, WNS arranges for the repair through a network of repair centers. Repair costs are invoiced to customers. Amounts invoiced to customers for repair costs paid to the automobile repair centers are recognized as revenue. WNS uses revenue less repair payments for “fault” repairs as a primary measure to allocate resources and measure segment performance. For “non fault repairs,” revenue including repair payments is used as a primary measure. As WNS provides a consolidated suite of accident management services including credit hire and credit repair for its “Non fault” repairs business, WNS believes that measurement of that line of business has to be on a basis that includes repair payments in revenue.

WNS believes that the presentation of this non-GAAP measure in the segmental information provides useful information for investors regarding the segment’s financial performance. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

WNS presents Adjusted Net Income (ANI) and the other non-GAAP measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that it does not believe are indicative of its core operating performance. In addition, it uses these non-GAAP measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies.

Fiscal Q3 2012 WNS (Holdings) Limited

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our Company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy, industry growth potential, expansion opportunities, expectations concerning our future financial performance and growth potential, including our fiscal 2012 guidance and future profitability, relevant foreign currency exchange rates, our future operations, potential benefits from our investments in our sales function, our deal pipeline and the impact of the adoption of IFRS on our financial position and performance (including the impact of the proposed amendment to the IFRS accounting standard on hedge accounting). We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients; technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; the effects of our different pricing strategies or those of our competitors; increasing competition in the BPO industry; our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Pte. Ltd. (which we have renamed as WNS Customer Solutions (Singapore) Private Limited following our acquisition), and our master services agreement with Aviva Global Services (Management Services) Private Limited; our ability to successfully consummate strategic acquisitions; and volatility of WNS’s ADS price. These and other factors are more fully discussed in our annual report on Form 20-F for the fiscal year ended March 31, 2011 and in our updates to those risk factors in our reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission (SEC) which is available at www.sec.gov. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British Pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India.

CONTACT:

Investors:	Media:
David Mackey Sr. Vice President – Finance & Head of Investor Relations WNS (Holdings) Limited +1 248 630 5197 ir@wns.com	Sumi Gupta Public Relations WNS (Holdings) Limited +91 (22) 4095 2263 sumi.gupta@wns.com; pr@wns.com

Fiscal Q3 2012 WNS (Holdings) Limited

Growth of revenue (GAAP) and revenue less repair payments (non-GAAP)

	September 30,	September 30,	September 30,	September 30,	September 30,
	Three months ended			Three months ended Dec 31, 2011 compared to
	Dec 31, 2011	Dec 31, 2010	Sep 30, 2011	Dec 31, 2010	Sep 30, 2011
	(US dollars in millions)			(% growth)
Revenue (GAAP)	$117.2	$152.7	$117.9	(23.2)%	(0.6)%
Less: Payments to repair centers	20.0	60.0	17.7	(66.6)%	13.1%
Revenue less repair payments (Non-GAAP)	$97.2	$92.7	$100.2	4.9%	(3.0)%

Reconciliation of cost of revenue (GAAP to non-GAAP)

	September 30,	September 30,	September 30,
	Three months ended
	Dec 31, 2011	Dec 31, 2010	Sep 30, 2011
	(US dollars in millions)
Cost of revenue (GAAP)	$82.1	$121.1	$85.2
Less: Payments to repair centers	20.0	60.0	17.7
Less: Share-based compensation expense	0.2	0.2	0.2
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (Non-GAAP)	$61.9	$60.9	$67.3

Reconciliation of gross profit (GAAP to non-GAAP)

	September 30,	September 30,	September 30,
	Three months ended
	Dec 31, 2011	Dec 31, 2010	Sep 30, 2011
	(US dollars in millions)
Gross profit (GAAP)	$35.1	$31.6	$32.7
Add: Share-based compensation expense	0.2	0.2	0.2
Adjusted gross profit (excluding share-based compensation expense) (Non-GAAP)	$35.3	$31.8	$32.9

	September 30,	September 30,	September 30,
	Three months ended
	Dec 31, 2011	Dec 31, 2010	Sep 30, 2011
Gross profit as a percentage of revenue (GAAP)	30.0%	20.7%	27.7%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	36.3%	34.3%	32.8%

Fiscal Q3 2012 WNS (Holdings) Limited

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	September 30,	September 30,	September 30,
	Three months ended
	Dec 31, 2011	Dec 31, 2010	Sep 30, 2011
	(US dollars in millions)
Selling and marketing expenses (GAAP)	$6.4	$6.1	$7.0
Less: Share-based compensation expense	0.0	0.1	0.1
Adjusted selling and marketing expenses (excluding share-based compensation expense) (Non-GAAP)	$6.4	$6.1	$6.9

	Three months ended
	Dec 31, 2011	Dec 31, 2010	Sep 30, 2011
Selling and marketing expenses as a percentage of revenue (GAAP)	5.5%	4.0%	5.9%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	6.6%	6.5%	6.9%

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	September 30,	September 30,	September 30,
	Three months ended
	Dec 31, 2011	Dec 31, 2010	Sep 30, 2011
	(US dollars in millions)
General and administrative expenses (GAAP)	$12.5	$14.0	$13.1
Less: Share-based compensation expense	0.9	0.8	0.8
Adjusted general and administrative expenses (excluding share-based compensation expense) (Non-GAAP)	$11.7	$13.2	$12.3

	Three months ended
	Dec 31, 2011	Dec 31, 2010	Sep 30, 2011
General and administrative expenses as a percentage of revenue (GAAP)	10.7%	9.2%	11.1%
Adjusted general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	12.0%	14.2%	12.3%

Fiscal Q3 2012 WNS (Holdings) Limited

Reconciliation of operating profit (GAAP to non-GAAP)

	September 30,	September 30,	September 30,
	Three months ended
	Dec 31, 2011	Dec 31, 2010	Sep 30, 2011
	(US dollars in millions)
Operating profit (GAAP)	$8.1	$9.6	$6.9
Add: Amortization of intangible assets	7.0	8.0	$7.5
Add: Share-based compensation expense	1.1	1.1	1.1
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$16.2	$18.7	$15.5

	Three months ended
	Dec 31, 2011	Dec 31, 2010	Sep 30, 2011
Operating profit as a percentage of revenue (GAAP)	6.9%	6.3%	5.8%
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	16.7%	20.2%	15.4%

Reconciliation of profit (GAAP to non-GAAP)

	September 30,	September 30,	September 30,
	Three months ended
	Dec 31, 2011	Dec 31, 2010	Sep 30, 2011
	(US dollars in millions)
Profit (GAAP)	$4.0	$9.0	$3.4
Add: Amortization of intangible assets	7.0	8.0	7.5
Add: Share-based compensation expense	1.1	1.1	1.1

Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	12.1	18.0	12.0
Add: Adjustment for impact of hedge accounting	0.5	(2.1)	0.0

Adjusted net income (further excluding the impact of hedge accounting) (Non-GAAP)	$12.6	$15.9	$12.0

	September 30,	September 30,	September 30,
	Three months ended
	Dec 31, 2011	Dec 31, 2010	Sep 30, 2011
Profit as a percentage of revenue (GAAP)	3.5%	5.9%	2.9%
Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	12.5%	19.4%	12.0%

Fiscal Q3 2012 WNS (Holdings) Limited

Reconciliation of basic income per ADS (GAAP to non-GAAP)

	September 30,	September 30,	September 30,
	Three months ended
	Dec 31, 2011	Dec 31, 2010	Sep 30, 2011
Basic earnings per ADS (GAAP)	$0.09	$0.20	$0.08
Add: Adjustments for amortization of intangible assets and share-based compensation expense	0.18	0.21	0.19

Adjusted basic net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.27	$0.41	$0.27

Reconciliation of diluted income per ADS (GAAP to non-GAAP)

	September 30,	September 30,	September 30,
	Three months ended
	Dec 31, 2011	Dec 31, 2010	Sep 30, 2011
Diluted earnings per ADS (GAAP)	$0.09	$0.20	$0.08
Add: Adjustments for amortization of intangible assets and share-based compensation expense.	0.18	0.20	0.18

Adjusted diluted net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	0.27	0.40	0.26
Add: Adjustment for impact of hedge accounting	0.01	(0.05)	0.00

Adjusted diluted net income per ADS (further excluding the impact of hedge accounting) (Non-GAAP)	$0.28	$0.35	$0.26